September 22, 2025

Jennifer Hyman
Chief Executive Officer
Rent the Runway, Inc.
10 Jay Street
Brooklyn, New York 11201

       Re: Rent the Runway, Inc.
           Registration Statement on Form S-1
           Filed September 18, 2025
           File No. 333-290358
Dear Jennifer Hyman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Paul S. Scrivano